

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

November 7, 2006

By Facsimile and U.S. Mail

Mr. Zirk Engelbrecht
Chief Executive Officer
Safari Associates, Inc.
12753 Mulholland Drive
Beverly Hills, CA 90210

> **Re: Safari Associates, Inc.**
> **Form 10-KSB/A for the calendar year ended December 31, 2005**
> **Filed April 24, 2006**
> **Form 10-QSB for the quarter ended March 31, 2006**
> **Filed May 22, 2006**
> **Form 8-K filed September 20, 2006**
> **File No. 000-30215**

Dear Mr. Engelbrecht:

We have completed our review on the above referenced filings and have no further comments at this time.

Sincerely,

Michael Moran
Branch Chief